MILITARY CONFLICT CANNOT SOLVE ANY PROBLEM, SAYS MODI

PM pitches for lasting peace amid 'very tense' situation

PRESS TRUST OF INDIA
New Delhi, April 16



Prime Minister Narendra Modi with Austrian Chancellor Christian Stocker in New Delhi on Thursday

THE WORLD IS going through a "very tense" situation impacting all nations, Prime Minister Narendra Modi said on Thursday, pitching for bringing lasting peace to Ukraine and West Asia as military conflict cannot solve any problem.

Modi made the remarks after holding wide-ranging talks with Austria's Federal Chancellor Christian Stocker that focused on significantly ramping up bilateral ties in areas of trade, defence and infrastructure.

Following the talks, India and Austria signed six agreements including one on counter-terror cooperation and another on setting up a fast track mechanism to help Indian and Austrian companies wanting to invest in each other's economies. A separate pact was signed for cooperation on military matters.

In their talks, Modi and Stocker extensively deliberated on the consequences of the conflicts in West Asia and Ukraine on global economy and vowed to work jointly to mitigate them.

The Austrian Chancellor landed in New Delhi on Tuesday on a four-day trip. It is Stocker's first official trip outside Europe and first trip by an Austrian Chancellor to India after four decades.

"Today, the entire world is going through a very serious and tense situation, and its impact is being felt by all of us. In such a tense global environment, India and Austria are in agreement that solutions cannot be achieved through military conflict," Modi said.

"Whether in Ukraine or West Asia, we support a stable, sustainable, and lasting peace. We are also in agreement that reform of global institutions is essential to address the growing global challenges. Eradicating terrorism at its roots remains our shared commitment," he said.

Modi said India's talent has the potential to enhance Austria's innovation and productivity.

"In 2023, we concluded a comprehensive Migration and Mobility Agreement with Austria. Under this Agreement, we will now further advance mobility in the nursing sector as well," he added. The letter of intent (LoI) on military cooperation will provide an institutional framework for promoting cooperation building on the momentum of the India-EU defence and security partnership signed in January.

Modi, Macron push to restore Hormuz safety

PRIME MINISTER NARENDRA Modi on Thursday said he spoke with French President Emmanuel Macron and discussed the situation in West Asia, even as both leaders emphasised the need to urgently restore safety and freedom of navigation in the Strait of Hormuz.

The telephonic call was initiated by President Macron.

In a post on X about his conversation with Macron, Prime Minister Modi also said, "Received a phone call from my dear friend President Emmanuel Macron. We discussed the situation in West Asia and agreed on the need to urgently restore safety and freedom of navigation in the Strait of Hormuz."

"We will continue our close cooperation to advance peace and stability in the region and beyond."

The conflict in West Asia has now stretched to nearly 50 days.

India has consistently maintained that de-escalation, dialogue and diplomacy are the way forward to bring the conflict in West Asia to an end.

At an inter-ministerial briefing on the West Asia situation on Wednesday, spokesperson for the Ministry of External Affairs (MEA), Randhir Jaiswal, had said that India's diplomatic engagement in the context of the conflict continues. **PTI**

FROM THE FRONT PAGE

Wipro clears ₹15,000-crore share buyback

THE BUYBACK WILL be undertaken from existing shareholders on the record date on a proportionate basis, in line with the Securities and Exchange Board of India's Buy-Back of Securities Regulations, 2018, and the Companies Act, 2013. The offer will also be open to persons who become shareholders by cancelling American Depositary Receipts and receiving the underlying equity shares.

The company said the ₹15,000-crore buyback size excludes transaction-related expenses such as brokerage, taxes, filing fees, advisory charges, public announcement costs, printing and dispatch expenses, and other incidental charges. "Members of the promoter and promoter group of the company have indicated their intention to participate in the proposed buyback," Wipro said in a disclosure to the exchanges.

The company has also constituted a committee to oversee and implement the process. Details relating to the postal ballot, record date, timelines and the letter of offer will be announced in due course.

During its fiscal fourth quarter earnings call, Wipro Chief Financial Officer Aparna Iyer said that the buyback is to give returns to shareholders from the excess cashflows. The firm said operating cash flow for FY26 was 112.6% of net income. Iyer said that even after the buyback Wipro will have a war chest to fund growth initiatives like acquisitions.

Over the past few years, Indian IT giants like Wipro and peers Infosys, HCLTech and TCS have all tapped the buyback route. In September last year, the Infosys board approved a share buyback of up to ₹18,000 crore, its largest ever, and first in three years. Through the repurchase the company bought back 100 million fully paid-up equity shares of face value ₹5 each, representing 2.41% of the existing paid-up share capital. The buyback price was ₹1,800 per share, a premium to the stock's then trading range of ₹1,450-1,550 per share.

TCS concluded a ₹17,000-crore buyback in December 2023 at ₹4,150 per share.

War inflicts input cost pain....



In addition to rising costs, shortage of urea has forced fertiliser companies to cut production.

"We are entering a phase where input cost inflation may outpace pricing power," Mohit Malhotra, global CEO, Dabur, said. "The war in West Asia has turned projections for FY27 on its head. For companies, it is more about managing costs at the moment than making aggressive investments. The latter can come when the environment eases," he said.

Analysts estimate that every $10-per-barrel increase in crude prices widens India's current account deficit by nearly 0.4% of the GDP and exerts inflationary pressure across industries. For oil marketing companies, this translates into tighter marketing margins in a sensitive pricing environment. Airlines have begun hiking fares to deal with a surge in aviation turbine fuel, which constitutes 35-40% of their operating costs; and logistics firms are witnessing a steady climb in fuel expenses, sector experts said.

Abhijit Roy, managing director and CEO, Berger Paints, said that while paint firms do keep a buffer of about two months in terms of inventory, they still need to buy raw materials at current prices for future production. The April-June period is a critical period for paint firms where renovation work is undertaken by homeowners before the rains. Paint firms typically keep production going during this period to ensure there is adequate supply in the marketplace.

"We keep finished goods inventory of about 40-45 days. For raw materials, we keep stock of around 25-30 days. While we have two months of inventory, it can last up to April-end. We will still have to buy raw materials at current prices. To neutralise this impact, we have to increase product prices," Roy said.

For fertilisers that farmers get at subsidised rates, the subsidy outgo may see a substantial increase in FY27, if the West Asia conflict prolongs. India imports about 30% of its annual fertiliser requirements of around 64-65 million tonne (MT). Countries in West Asia account for 40% of these imports. Out of the estimated urea consumption of 40 million tonne in FY26, 25% is imported.

Experts say that the chemicals and fertiliser segments are among the hardest hit, given their dependence on liquefied natural gas and petrochemical derivatives. About 80% of urea production in India uses LNG, the rest uses domestic gas. Currently around 10-15% of LNG is purchased from the spot market while the rest is sourced under long-term contracts with Qatar and the UAE. LNG imports from Qatar and the UAE are shipped through the Strait of Hormuz, which has been blockaded because of the conflict.

Experts also point to currency movements which are adding another layer of complexity for businesses. The rupee has shown signs of weakness against the US dollar amid global risk aversion, making imports more expensive. A depreciating rupee amplifies the landed cost of commodities, compounding the burden on import-dependent sectors.

wipro

EXTRACT OF AUDITED FINANCIAL RESULTS OF WIPRO LIMITED AND ITS SUBSIDIARIES FOR THE QUARTER AND YEAR ENDED MARCH 31, 2026

Audited Consolidated Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended March 31, 2026	Year ended March 31, 2026	Quarter ended March 31, 2025
Revenue from operations	242,363	926,240	225,042
Profit before tax	46,676	173,422	47,430
Profit after tax	35,216	132,655	35,881
Total comprehensive income for the period	50,380	168,694	36,172
Paid-up equity share capital (Par value of ₹ 2 per share)	20,977	20,977	20,944
Reserves excluding non-controlling interest[1] as shown in the Audited Statement of Financial Position	864,391	864,391	807,365
Earnings per equity share (Par value of ₹ 2 per share) (EPS for quarter ended periods are not annualized)			
Basic: (in ₹)	3.34	12.60	3.41
Diluted: (in ₹)	3.33	12.56	3.39

[1] Balance for the quarter and year ended March 31, 2026 represent balances as per the audited interim condensed consolidated statement of financial position for the year ended March 31, 2026 and balance for the quarter ended March 31, 2025 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2025, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results of the Company for the quarter and year ended March 31, 2026 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2026. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The financial results are prepared in accordance with Indian Accounting Standards ("**Ind AS**"), the provisions of the Companies Act, 2013 (**"the Companies Act"**), as applicable and guidelines issued by the Securities and Exchange Board of India ("**SEBI**"). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (**Indian Accounting Standards**) Rules, 2015 and amendment rules issued thereafter.

Audited Consolidated Financial Results of Wipro Limited under Ind AS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended March 31, 2026	Year ended March 31, 2026	Quarter ended March 31, 2025
Revenue from operations	242,363	926,240	225,042
Profit before tax	46,676	173,422	47,430
Profit after tax	35,216	132,655	35,881
Total comprehensive income for the period	50,108	168,177	36,179
Paid-up equity share capital (Par value of ₹ 2 per share)	20,977	20,977	20,944
Reserves excluding non-controlling interest[1] as shown in the Audited Balance Sheet	859,206	859,206	802,697
Earnings per equity share (Par value of ₹ 2 per share) (EPS for quarter ended periods are not annualized)			
Basic: (in ₹)	3.34	12.60	3.41
Diluted: (in ₹)	3.33	12.56	3.39

[1] Balance for the quarter and year ended March 31, 2026 represent balances as per the audited interim condensed consolidated balance sheet for the year ended March 31, 2026 and balance for the quarter ended March 31, 2025 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2025, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results (under Ind AS) of the Company for the quarter and year ended March 31, 2026 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2026. The statutory auditors have expressed an unmodified audit opinion.

Audited Standalone Financial Results of Wipro Limited under Ind AS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended March 31, 2026	Year ended March 31, 2026	Quarter ended March 31, 2025
Revenue from operations	183,628	713,451	174,294
Profit before tax	40,782	159,052	40,651
Profit after tax	30,371	121,296	29,229
Total comprehensive income for the period	24,969	112,631	30,622

The audited standalone financial results (under Ind AS) of the Company for the quarter and year ended March 31, 2026 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2026. The statutory auditors have expressed an unmodified audit opinion.

Vide its order dated June 06, 2025, the Hon'ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Techology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025. The Scheme has been accounted for under the "Pooling of Interests Method" as prescribed under Appendix C of Ind AS 103, "Business Combinations" as per the terms of the court order. Prior period numbers have been restated to give effect as if this merger had occurred from the beginning of the preceding period in the financial statements i.e. April 01, 2024.

Notes:

1. On April 16, 2026, the Board of Directors approved a proposal to buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 600,000,000 equity shares of ₹ 2 each (being 5.7% of total number of equity shares) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 per equity share for an aggregate amount not exceeding ₹ 150,000, in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder.
2. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company's website (URL: www.wipro.com).

By Order of the Board,
For Wipro Limited

Place : Bengaluru
Date : April 16, 2026

Rishad A. Premji
Chairman

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India
Website: wipro.com | Email Id: info@wipro.com | Tel: +91-80-2844 0011; Fax: +91-80-2844 0054
CIN: L32102KA1945PLC020800

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